Exhibit 12.1

VOLUME SERVICES AMERICA HOLDINGS, INC.
Computation of Ratio of Earnings to Fixed Charges

	1999	2000	2001	2002	2003
Income (loss) before income taxes and cumulative effect of change in accounting principle	(6,568)	(5,507)	(4,032)	4,309	(10,755)
Add Fixed Charges:
Interest Expense (excluding capitalized)	21,554	25,066	21,998	19,311	25,856
Amortization of loan costs	1,475	1,511	1,431	1,431	6,907
Interest factor in rents	643	878	812	865	788

Total earnings as defined	17,104	21,948	20,209	25,916	22,796

Fixed Charges:
Interest Expense	21,554	25,066	21,998	19,311	25,856
Amortization of loan costs	1,475	1,511	1,431	1,431	6,907
Interest factor in rents	643	878	812	865	788

	23,672	27,455	24,241	21,607	33,551

Ratio of Earnings to Fixed Charges	—	—	—	1.20	—
Deficiency in the coverage of fixed charges	(6,568)	(5,507)	(4,032)	—	(10,755)